FIRST AMENDMENT TO LOCK-UP / LEAK-OUT AGREEMENT

This First Amendment to Lock-Up/Leak Out Agreement (this "Amendment"), dated as of March 30th, 2024 (the "Effective Date") amends that certain Lock-Up/Leak Out Agreement made and entered into as of December 21, 2022 (the "Lock-Up Agreement / Leak-Out"), by and between **Idaho Copper Corporation**, a Nevada corporation (formerly known as Joway Health Industries Group, Inc. (the "Company")) and **Multi-Metal Development Ltd.** ("Securityholder"). Capitalized terms used but not otherwise defined herein shall have their respective meanings assigned to such terms in the Lock-Up Agreement.

WHEREAS, the Securityholder currently owns 121,468,700 shares of common stock of Idaho Copper Corporation;

WHEREAS, pursuant to the Share Exchange Agreement, the parties entered into the Lock-Up Agreement / Leak-Out Agreement, pursuant to which the Lock-up Shares (as defined therein) are subject to limitations on disposition as set forth therein;

WHEREAS, the Company and the Securityholder desire to amend the Lock-Up / Leak-Out Agreement on the terms and conditions set forth below.

WHEREAS, pursuant to the Lock-Up / Leak-Out Agreement, the Lock-Up / Leak-Out Agreement can be amended with the written consent of the majority of the Board of Directors of the Company, the Securityholder and consent in writing by JHP Holdings, Inc.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, and considerations herein contained, and other good and valuable consideration, which consideration the parties hereby acknowledge and confirm the receipt and sufficiency thereof, the parties hereto agree as follows:

1.   **Amendment to Lock-Up / Leak-Out Agreement**.

The first paragraph of the Lock-Up term is hereby deleted in its entirety and replaced with the following:

"Lock-Up. There will be two separate Lock-Up Periods for the Security Holder's shares, which will pertain to 6,468,700 shares of common stock ("Tranche 1"), and 115,000,000 shares of common stock ("Tranche 2")

- **Tranche 1 Lock-Up.** Commencing on the Effective Date to the greater of either (i) July 1st, 2026, or (ii) if a listing of the Common Stock on a U.S. National Exchange occurs before July 1st, 2026, **then six (6) months** after such listing, (the "Lock-Up Period for Tranche 1"), the undersigned will not, and will cause all affiliates (as defined in Rule 144 promulgated under the 1933 Act) of the undersigned not to, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any of the Undersigned's Tranche 1 (6,468,700) Shares, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any of the Undersigned's Tranche 1 (6,468,700) Shares.

- **Tranche 2 Lock-Up.** Commencing on the Effective Date to the greater of either (i) July 1st, 2026, or (ii) if a listing of the Common Stock on a U.S. National Exchange occurs before July 1st, 2026, **then twelve (12) months** after such listing, (the "Lock-Up Period for Tranche 2"), the undersigned will not, and will cause all affiliates (as defined in Rule 144 promulgated under the 1933 Act) of the undersigned not to, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any of the Undersigned's Tranche 2 (115,000,000) Shares, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any of the Undersigned's Tranche 2 (115,000,000) Shares.

For both Tranche 1 and Tranche 2, the Securityholder may not enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Undersigned's Shares, whether any such transaction is to be settled by delivery of such securities, in case or otherwise. The foregoing sentence shall not apply to the exercise of options or warrants or the conversion of a security outstanding as of the date hereof; *provided, however*, that the undersigned agrees that the foregoing sentence shall apply to any securities issued by the Company to the undersigned upon such an exercise or conversion."

2. **Miscellaneous.** Except as expressly provided in this Amendment, all of the terms and provisions in the Original Lock-Up / Leak-Out Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Lock-Up / Leak-Out Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Lock-Up or Leak-Out or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Lock-Up / Leak-Out Agreement, as amended by this Amendment (or as the Lock-Up / Leak-Out Agreement may be further amended or modified in accordance with the terms thereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Lock-Up / Leak-Out Agreement.

[*Remainder of Page Intentionally Left Blank; Signature Page Follows*]

SMD

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

Idaho Copper Corporation

By: _____

Name: ROBERT SCANNELL

Title: CFO

Multi-Metal Development Ltd.

By: _____

Name: Shaun Dykes

Title: Chief Executive Officer

Dated: March 30, 2024

Agreed to and Acknowledged:

JHP Holdings, Inc.

By: _____

Name: Ramon Lata

Title: President